[Fenwick & West LLP Letterhead]

February 15, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Ryan Houseal, Attorney-Advisor

Re:	Infoblox Inc.
Registration Statement on Form S-1
Filed January 6, 2012
Registration No. 333-178925

Ladies and Gentlemen:

On behalf of Infoblox Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-178925) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on January 6, 2012 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated February 2, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83). In addition, pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company is providing under separate cover additional materials on a supplemental basis for the use of the Staff and as requested in Comments 2, 9, 19, 20 and 40 (the “Supplemental Materials”), which the Company requests the Staff to return upon completion of its review.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

United States Securities and Exchange Commission

February 15, 2012

Response

The Company thanks the Staff for processing amendments to the Registration Statement without price ranges and acknowledges the Staff’s comments.

2.	We note that you have included graphic presentations in your registration statement. To assist us in our evaluation of this information, please provide a camera-ready copy of the artwork in supplemental form. Please be advised that we will contact you separately regarding the graphic text and/or artwork included in your filing and may have further comments.

Response

The Company directs the Staff to Exhibit A of the Supplemental Materials, where the Staff can find camera-ready copies of the proposed artwork included in the prospectus. The Company acknowledges the Staff’s comment.

3.	With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you file the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

Response

The Company will file its omitted exhibits as requested. The Company also acknowledges the Staff’s comments.

4.	We have received your application dated January 6, 2012 requesting confidential treatment for portions of Exhibit 10.07 to your registration statement. We will promptly review the application. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

Response

The Company thanks the Staff for its prompt review of the application and acknowledges the Staff’s comments.

5.	Prior to submitting a request for accelerated effectiveness of the registration statement, please ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting agreements.

Response

The Company will ensure that the Staff receives the requested confirmations from FINRA prior to submitting its acceleration request.

United States Securities and Exchange Commission

February 15, 2012

6.	With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also, include updated disclosure and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

Response

As requested, the Company has filled in blanks and provided updates where possible in the Amendment. With the Staff’s permission, the Company has left blank spaces for information that is not yet known and not permitted to be omitted pursuant to Rule 430A. Such information will be provided in a subsequent amendment to the Registration Statement. The Company supplementally advises the Staff that it was cleared to file an original listing application with the New York Stock Exchange on February 2, 2012, and expects to file its application later in February 2012. The Company acknowledges the Staff’s other comments.

7.	We note that you intend to effect a stock split prior to the offering. Please tell us the expected timing for that recapitalization and confirm that you will amend the filing pre- effectively to contain share and per share dollar amount disclosure that gives effect to the stock split.

Response

The Company advises the Staff that the Company will determine the ratio of the stock split prior to circulating a preliminary prospectus and confirms to the Staff that it will give effect to the stock split in a subsequent post-effective amendment to the Registration Statement when the ratio is determined. Share amounts for all prior periods will be adjusted to give effect to the split.

8.	You indicate on page 45 that a portion of your revenues were generated from the Middle East and Africa. Please describe the nature and extent of the business you have conducted and continue to conduct in these regions. To the extent you conduct business in Iran, Syria or the Sudan, please provide quantitative and qualitative disclosure regarding any business done in these countries.

Response

The Company supplementally advises the Staff that its sales to the Middle East and Africa represented less than 3% of total net revenue for each of the fiscal periods presented. These sales were to customers in various countries, including Egypt, Israel, Saudi Arabia, South Africa, United Arab Emirates and Zimbabwe. The Company intends to grow its sales in these regions and is committed to maintaining strict compliance with all global export laws and regulations, including conducting sales only under valid export licenses. To this end, the Company has recently established a subsidiary in Dubai and has two sales employees in that country. During the last three fiscal years and the subsequent interim period, the Company has made no direct sales and has no knowledge of any indirect sales to end users in Iran, Syria or the Sudan, and has provided no services to any end users in those countries. In addition, the

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February 15, 2012

Company has no subsidiaries, offices or employees in, or assets or liabilities associated with, Iran, Syria or the Sudan. There have been no agreements or other commercial arrangements between the Company and the government of Iran, Syria or the Sudan or entities controlled by those countries.

9.	You provide information about the market for your products and services that is based upon reports or studies authored by third parties. In this regard, we note by example, the data provided by IMS Research referenced on page 80. Please provide supplemental copies of the reports or other source documentation from which this market or other data is extracted. Also, please clearly mark any third-party sources used to highlight the applicable portion or section containing the data you use in the prospectus, and cross- reference it to the appropriate location in your prospectus.

Response

The Company directs the Staff to Exhibit B of the Supplemental Materials, where the Staff can find the IMS Research press release from which the data were obtained. The Company has highlighted the applicable text as requested. The Company has not cited any other third-party reports or studies in the Registration Statement.

Risk Factors

“Sales of Our Trinzic Enterprise Family of Products Generate Most of Our Products and Licenses Revenue…”, page 13

10.	Please consider expanding this risk factor to provide quantitative disclosure regarding the amount of your products and licenses revenue generated from sales of your Trinzic Enterprise family of products during the periods presented by the financial statements contained in your document so as to provide potential investors with a better understanding of the scope of this risk.

Response

The Company has reconsidered its disclosure and believes that “substantially all” is a fair and succinct way of characterizing the dependence of the Company’s products and licenses revenue on sales of its Trinzic Enterprise family of products. By way of background, such sales represented not less than 93% of the Company’s products and licenses revenue in 2009, 2010 and 2011 and the three months ended October 31, 2011, respectively. In light of the foregoing, the Company respectfully submits that quantification of the amount of its products and licenses revenue generated from such sales in the periods presented would not meaningfully enhance a reader’s understanding of the risks disclosed in the identified risk factor.

“Our Sales Cycles Can Be Long and Unpredictable and Our Sales Efforts Require Considerable Time and Expense …”, page 15

11.	You state that the time of your sales cycle can be long and unpredictable. Please give appropriate consideration to disclosure of quantitative information regarding the length of the sales cycles during the periods covered by your financial statements.

United States Securities and Exchange Commission

February 15, 2012

Response

The Company has reconsidered its disclosure and respectfully submits that additional quantitative information regarding the Company’s sales cycles would not meaningfully enhance a reader’s understanding of the risks disclosed in the identified risk factor. The length of the Company’s sales cycle varies widely (i.e., “[typically] three to twelve months but can be more than eighteen months” as disclosed on page 15) from customer to customer because the Company’s customer engagements frequently require carefully configured solutions and require customers to spend considerable time understanding the scope of their needs and evaluating, testing and qualifying the Company’s products before making a purchase decision and placing an order. In addition, the customers’ purchase and deployment timing may often be affected by configuration dependencies on the purchase and deployment of other vendors’ products as part of a larger change/upgrade to their network infrastructure. Where customer engagements involve highly configured solutions with frequent dependencies on the timing of other infrastructure changes, the Company believes that it is not as meaningful as it may be, for example, in a commoditized business to speak of precise changes in the length of the sales cycle from period to period, and could imply that such period-to-period changes have a greater degree of significance than the Company believes is truly the case. In this regard, the Company’s management does not regularly track and monitor the length of its sales cycle to understand, manage or evaluate the Company’s business and make operating decisions.

“Our Business Depends on End Customers Renewing Their Maintenance and Support Contracts…”, page 18

12.	We note that a substantial portion of your annual net revenue comes from renewals of your maintenance and support contracts. To provide potential investors with a better understanding of your operations and the risks related to the renewal of these contracts, consider providing quantitative disclosure regarding the renewal rates of these contracts for the periods covered by your financial statements.

Response

The Company respectfully submits that providing quantitative disclosure regarding the renewal rates of the maintenance and support contracts for the periods covered by the Company’s financial statements would not meaningfully enhance a reader’s understanding of the risks disclosed in the identified risk factor. In general, the Company has endeavored, and will continue to endeavor, to quantify the factors that are material to the Company’s performance and related risks when the Company has available data that are measurable with sufficient precision to be reported in the Registration Statement, and when it believes that such data will increase a reader’s understanding of the Company’s operations and related risks. Although the Company has indicated on pages 44 and 92 that end customers “generally” or “typically” renew their maintenance and support contracts upon expiration and generally believes that such contracts are renewed at a high rate, the Company believes it cannot provide a sufficiently precise and reliable measure of the extent to which its customers renew their maintenance and support agreements. The Company respectfully notes that practice around such measures can vary widely and be based on contract dollars, the number of individual contracts or the number of individual customers. While such measures can be fairly straightforward for contracts of a consistent and

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February 15, 2012

short duration, they are much less so for companies like the Company that have a mix of long-term and short-term contracts. In the Company’s case, end customers who purchase an initial one-year contract tend to be more likely to renew than end customers who purchase a contract with an initial term for multiple years. Likewise, a significant number of renewals occur other than in the period of their originally scheduled expiration due to end customers “co-terming” multiple contracts with differing expirations. In light of the Staff’s comment, the Company has further considered how it might provide such a metric, but believes that it would require a level of qualification and explanation that would overwhelm the accuracy and usefulness of the information and would likely confuse the reader.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

13.	We note that throughout your results of operations discussion you attribute the increase in revenues for each period to the higher demand for your products resulting in more units being sold. Tell us your consideration to include quantified information regarding the number of units sold each period or explain further why you do not believe this information is necessary.

Response

As noted in Comment 13, the Company has not provided quantified information regarding the number of units sold each period. With regard to the impact on net revenue from changes in sales volume, the Company respectfully advises the Staff that there are many interrelated factors that contribute to changes in the Company’s sales of products and licenses from period to period, and these factors are typically interdependent such that quantification of individual factors would not be meaningful. Similarly, because the Company’s sales of products and licenses often include a range of appliance models and product features to suit a variety of customer network environments, the changes in net revenue cannot readily be isolated to changes in the specific number of unit sales. For example, an end customer initially may purchase a few high-end devices for deployment at its core network operations and follow up with a separate purchase of low-end devices for deployment at the periphery of its network operations, or it may purchase all of the devices at once. Where solutions consisting of varying configurations of products and licenses represent a significant portion of net revenue, it is not as meaningful as it might be, for example, in a commoditized business, to speak of precise changes in unit sales from period to period. For the Company’s business, even though list prices and discounting practices are relatively stable over the comparison periods, the Company believes that net revenue and unit sales trends do not correlate sufficiently for unit sales information to provide a meaningful indicator of performance. Accordingly, the Company has made a determination that a quantification of unit sales would not meaningfully enhance a reader’s understanding of the business conditions producing the period over period changes in the Company’s net revenue.

United States Securities and Exchange Commission

February 15, 2012

Quarterly Results of Operations

Quarterly Trends, page 61

14.	Tell us whether you considered including quantitative and qualitative disclosure regarding how the quarterly buying patterns and sales cycles of your end customers affect your results of operations. In this regard, we note your disclosure on page 12 that you often recognize a substantial portion of your net revenue in the last month and frequently in the last two weeks of a quarter due to end customer buying patterns and sales cycles.

Response

The Company has reviewed its recent quarterly linearity trends in light of the Staff’s comment and revised the discussion on page 12 to indicate that end customers’ buying patterns and sales cycles are highly variable and unpredictable.

Liquidity and Capital Resources, page 61

15.	Consider revising your liquidity and capital resources discussion to provide quantitative estimates of any material planned capital expenditures over the next 12 months. In this regard, we note the discussion of each element of your growth strategy on page 83. Even where no legal commitments, contractual or otherwise, have been made, disclosure is required if material planned capital expenditures result from a known demand, as where expenditures are necessary to a continuation of your current growth trend. For guidance, see Section III.B of SEC Release No. 33-6835.

Response

The Company has added disclosure on page 62 in accordance with the Staff’s suggestion.

16.	You indicate on page F-47 that you have not provided for U.S. income taxes on the undistributed earnings of your foreign subsidiaries since you intend to indefinitely reinvest such earnings outside the U.S. Revise to disclose the amount of cash and cash equivalents that are currently held outside of the U.S. and disclose the amounts that are subject to restriction from and/or additional taxes upon repatriation. To the extent that the majority of such funds are held in certain countries, revise to disclose the names of such countries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response

The Company has revised its discussion on page 61 as requested. The Company notes that currently less than 4% of its cash and cash equivalents are held outside of the U.S. The Company advises the Staff that, should the amount of cash and cash equivalents that are currently held outside of the U.S. become more significant, the Company will evaluate whether additional disclosure is necessary at such time.

United States Securities and Exchange Commission

February 15, 2012

17.	We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Response

The Company has reviewed its discussion of cash flows from operating activities in light of the Staff’s comment and has revised its discussion on pages 62 and 63 to provide more insight into the material reasons for the significant changes in the Company’s operating assets and liabilities.

Critical Accounting Policies

Stock-Based Compensation, page 67

18.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response

The Company supplementally advises the Staff that the Company initiated formal discussions with the underwriters regarding the offering in late September 2011, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meetings was to select the underwriters for the offering. While each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, and valuation methodologies and analyses of comparable companies, the underwriters did not provide the Company with any formal valuation of the Company. The Company will advise the Staff of the Company’s proposed IPO price when available, including the date on which the underwriters first communicate to the Company their estimated price range for the Company’s common stock.

19.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

Response

The Company acknowledges the Staff’s comment and advises the Staff that, once an estimated offering price has been determined, it will include in a subsequent amendment of the Registration Statement the requested additional disclosure regarding the reasons for the

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February 15, 2012

differences, if any, between the proposed offering price and the option exercise price on the last option grant date. In addition, the Company will supplementally provide the Staff with the growth rate assumptions used in the Company’s upcoming valuation analysis, which is expected to be completed by the end of February.

20.	Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2011 and subsequent issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

Response

The Company directs the Staff to Exhibit C of the Supplemental Materials, where the Company has listed the names and closing prices of the comparable publicly traded securities used in the Company’s valuation analyses for stock option grants during fiscal 2011 and thereafter.

The market multiples used in the valuation were developed by analyzing the mean and median market revenue multiples of the comparable companies and their growth and profitability. The market multiples applied in the market approach were adjusted by taking into consideration the relative size, profitability, growth and projected growth and leverage of the Company relative to those of the comparable companies, as well as overall market conditions. The Company is smaller than the comparable companies, which, generally speaking, represents increased risk for investors. The Company’s profitability and adjusted EBITDA are generally lower than those of the comparable companies while revenue growth is generally higher than that of the comparable companies and leverage is in line with the median ratio for the comparable companies.

As can be seen in Exhibit C, for the Company’s valuation analysis, the Company separated the comparable companies into two tiers based on revenue growth and profitability. Tier 1 companies had average revenue multiples ranging from 6.4 to 8.4 over the periods compared while Tier 2 companies had average revenue multiples ranging from 1.5 to 2.9 over the periods compared. Multiples used by the Company over the same periods ranged from 3.0 to 3.5. Although the Company has similar revenue growth expectations to the Tier 1 group, the Company’s profitability is significantly below theirs, resulting in a consistent discount to Tier 1 average multiples. By contrast, the Company’s historical and forecasted revenue growth is significantly above the Tier 2 group resulting in a consistent premium over Tier 2 average multiples.

The comparable companies were selected to include only companies with common stock outstanding in the hands of the public with a relatively active trading market and primarily engaged in networking technology and security (software and hardware). Except for the addition of one newly public networking company for the two most recent valuations, the same set of

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February 15, 2012

comparable companies has been used for establishing the Company’s market multiples, volatility and discount rates during fiscal 2011 and subsequent periods.

21.	Please revise to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response

The Company respectfully advises the Staff that it included such disclosure on the top of page 71 as a placeholder until the estimated offering price range is determined, and will address in the Registration Statement any significant variances between the exercise price for the most recently granted stock options and the assumed offering price once it is determined.

Goodwill, page 75

22.	Please revise to include a description of the methods and key assumptions used to determine the fair value of your reporting unit. Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit and if so please revise to disclose this determination. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the following:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;

•	discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response

The Company has revised its discussion on page 75 to disclose that it has one reporting unit and uses contemporaneous valuations to determine its fair value. The Company has also added disclosure that the fair value of its reporting unit substantially exceeded the carrying value of its reporting unit for each year-end balance sheet period presented.

United States Securities and Exchange Commission

February 15, 2012

Business, page 79

23.	Tell us if your consideration to provide a discussion of your backlog pursuant to the guidance in Item 101(c)(viii) of Regulation S-K.

Response

After considering the amount and character of its backlog, the Company has determined that disclosure of these amounts is not material to an understanding of the Company’s business pursuant to Item 101(c)(viii) of Regulation S-K. Product and license-related backlog as of July 31, 2011 represented less than 5% of the Company’s net revenue. The Company’s unfulfilled orders at any period end primarily consist of orders for future professional services and support services sold to distributors that have not yet sold through to end customers. Neither of these will be recognized as revenue until they are delivered over future periods, and recognition can vary significantly in timing and span multiple quarters. To the extent the Company has product and license-related backlog, it is typically concentrated among shipments intended for international distributors, which, even if shipped, would be deferred until reported on a sell-through basis. On occasion, the Company may have significant product and license-related backlog related to large orders that cannot be shipped by the end of a quarter, which would have affected revenue in the quarter received. In such cases, the Company would expect to provide disclosure in the Registration Statement as it has done in the first paragraph of the quarterly trends discussion on page 61.

End Customer Use Cases

Managed Service Provider Use Case, page 87

24.	You state that by using grids including your appliances, the personnel of a managed service provider was able to provide network control and remote management via the grids that significantly reduced the cost to the managed service provider of maintaining its customers’ networks. Confirm for us that the managed service provider has had an opportunity to review this description regarding the cost reduction effects of your appliances and whether the managed service provider referred to concurs that these representations about your products’ performance is accurate. In addition, you should more specifically explain the nature and extent of the significant reductions in the customer’s expenses.

Response

The Company hereby makes the requested confirmations. In addition, the Company has revised its discussion on page 87 to provide the requested explanations.

Employees, page 95

25.

You state that in France and other foreign jurisdictions, your employees may be subject to certain national collective bargaining requirements. Please identify the “other foreign jurisdictions.” As material, concisely explain the nature of collective bargaining requirements and explain how those requirements have or are reasonably likely to affect your operations. To the extent that the application of any of these collective bargaining requirements is reasonably

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February 15, 2012

likely to have a material adverse impact on your operations, consider whether risk factor disclosure discussing this uncertainty is appropriate.

Response

The Company has revised its disclosure on page 95 to identify the other foreign jurisdictions. The Company advises the Staff that the Company had insignificant numbers of employees in each of Canada (27), France (13), Belgium (11), Italy (3) and Spain (3) as of October 31, 2011. The Company has provided a generalized description of the nature of these requirements because the Company respectfully submits that discussion of the country-specific nature of collective bargaining requirements applicable to such small numbers of employees, as well as the other topics suggested by the Staff, would not meaningfully enhance a reader’s understanding of the Company’s operations and the material risks related thereto. Further, the Company does not currently believe that any of these collective bargaining requirements are reasonably likely to have a material adverse impact on the Company’s operations.

Executive Compensation

Compensation Discussion and Analysis

Components of Compensation, page 106

26.	You state that the 2011 annual on-target bonus amount for each executive officer was based in part on your board members’ experience with the compensation practices of other companies and compensation survey data available from outside sources. Please identify the other companies whose compensation practices were considered by your board of directors in determining the 2011 annual on-target bonus. Tell us the criteria used in determining the other companies and describe the elements of corporate performance of the other companies that were considered in determining your executive compensation.

Response

In light of the Staff’s comment, the Company has revised its discussion on pages 105 through 107 to eliminate any suggestion that the compensation-setting process involved more than subjective analysis on the part of the board members. The Company advises the Staff that, consistent with a “layered” approach to Compensation Discussion & Analysis, it had attempted to qualify the disclosure noted in Comment 26 by including the following sentence on page 105 of the Registration Statement filed on January 6, 2012: “Although our board of directors may refer to compensation survey data, it does not formally benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executive officers in relation to survey data.”

United States Securities and Exchange Commission

February 15, 2012

Principal and Selling Stockholders, page 127

27.	Please revise your document so that the column reporting the number of shares being offered indicates the extent to which the overallotment shares have been included. You should also disclose how the overallotment shares will be allocated between your company, and the selling shareholders as a group, and among the selling shareholders.

Response

The Company has revised its discussion on page 128 to provide for the possibility that selling stockholders’ shares will be included in the underwriters’ over-allotment option. The Company advises the Staff that no decision has been made as to whether or not any selling stockholders’ shares will be included in the over-allotment option. The Company will determine the allocation of the over-allotment shares prior to circulating a preliminary prospectus and will reflect this allocation in a subsequent amendment to the Registration Statement when the allocation is determined.

28.	We refer to the entity selling shareholders Sequoia Capital, Tenaya Capital, Duchossois Technology Partners, L.L.C. and Trinity Ventures. Please tell us whether any of these shareholders are registered broker dealers or affiliates of registered broker dealers.

Response

The Company advises the Staff that none of the entities indentified in Comment 28 will be a selling stockholder in the offering. These entities are listed in the table pursuant to Item 403(a) of Regulation S-K. When the Company subsequently amends the Registration Statement to include the list of selling stockholders in the offering, the Company will include dashes in the third column opposite each named beneficial owner who is not a selling stockholder in the offering and identify each selling stockholder who is a registered broker dealer or an affiliate of a registered broker dealer.

29.	In each of footnotes one and three to the disclosure of your principal and selling stockholders, you identify a single individual as having shared voting and investment power over the shares held by certain entities. You do not, however, identify the other natural person(s) with whom this voting and investing power is shared. Please revise your document so as to identify the other natural persons, if any, that share the voting and investment power over your shares with the individuals identified in these footnotes.

Response

The Company has revised footnotes one and three on pages 128 and 129 as requested.

Where You Can Find More Information, page 147

30.	Please eliminate the phrase “in all respects” from the disclaimer regarding the completeness of the summaries exhibits.

United States Securities and Exchange Commission

February 15, 2012

Response

The Company has revised the disclosure on page 147 as requested.

Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

31.	Describe the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements in your arrangements (i.e., maintenance, professional, and training services), including customer type, purchase volume, geographic region, etc. Additionally, you indicate that a substantial majority of stand- alone transactions fall within a narrow range for each service offering. Please clarify if you assessed VSOE on a bell-shaped-curve approach. For each service offering and each fiscal year presented, provide us with the percentage of stand-alone sales that fall within a narrow range of the median price the volume of stand-alone sales used your analysis. Additionally, tell us the amount of revenue that was recognized in accordance with software guidance for fiscal 2010 and 2011 and the percentage of this revenue considered to be bundled arrangements (i.e. those with undelivered elements lacking VSOE), if any.

Response

The Company respectfully advises the Staff that a substantial majority of the Company’s products are hardware appliances containing software components for which it changed its method of accounting for revenue recognition with the adoption of ASU No. 2009-13 and ASU No. 2009-14 on a prospective basis effective August 1, 2009. The Company’s multiple element arrangements typically include one or more of three primary service offerings: maintenance and support (“PCS”), consulting, and training services. The Company’s approach to establishing VSOE for each of these elements is based on the price charged when sold separately using a “bell-shaped curve approach.” The Company concludes that it has VSOE of fair value if a substantial majority of stand-alone transactions are within a range of plus or minus 15% from a midpoint discount off of the relevant list price. On a quarterly basis, the Company evaluates whether or not it has maintained VSOE of fair value for each element based on its review of stand-alone transactions for the previous 12-month period.

VSOE of Fair Value for PCS

In determining VSOE for PCS, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for each specific service level and geographic region. The Company’s methodology for establishing VSOE of fair value has remained consistent. The Company uses the guidance of ASC 985-605-25-6, which states that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. ASC 985-605-25-67, which specifically addresses

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February 15, 2012

VSOE of fair value of PCS, states that VSOE of fair value should be determined in conformity with paragraphs 25-6 and 25-7 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (i.e., the renewal rate).” In order to first establish and then subsequently monitor its compliance with the established VSOE for maintenance renewal contracts, the Company uses a “bell-shaped curve approach” to evaluate all of its maintenance renewals. Under this bell-shaped curve approach, the Company generally determines that VSOE for maintenance renewals exists when a substantial majority of actual renewals are within a narrow range of pricing. The Company considers a substantial majority to be defined as 80% or more of the total population of similar transactions and that a narrow range represents plus or minus 15% from the midpoint of the range (15% is a relative percentage, not percentage points). The Company’s pricing for PCS varies based on the products supported, service level and whether customers are international or domestic. The Company’s assessment of whether VSOE is established and maintained therefore also considers the consistency of pricing based upon like classes of transactions. The Company believes the approach it uses is consistent with common practice as evidenced by the use of the bell-shaped curve approach and definitions of what constitutes a substantial majority and narrow range as noted in the publicly available responses of other companies to the Commission on similar inquiries. Further, the Company believes that the bell-shaped curve approach and the levels of consistency that it requires under this approach to support its VSOE conclusions are consistent with non-authoritative interpretive guidance materials issued by the major public accounting firms.

The Company has concluded that it has maintained VSOE of fair value for PCS because a substantial majority of its PCS stand-alone renewal transactions for each level of service and respective geography fall within a narrow range of discounting from the relevant list price. The Company currently has the following PCS offering types: Premium, Level 3+, MSP, and Platinum. The percentage of stand-alone sales that fell within a narrow range of the median price is as follows:

•	2009 – 99% of 1,577 transactions

•	2010 – 97% of 2,010 transactions

•	2011 – 98% of 2,761 transactions.

VSOE of Fair Value for Consulting Services

The Company’s pricing for consulting services is based on daily rates. The Company has concluded that it has maintained VSOE of fair value for consulting services because a substantial majority of its stand-alone sales of such services have fallen within a narrow range of discounting from the relevant list price. The percentage of stand-alone sales that fell within a narrow range of the median price is as follows:

•	2009 – 92% of 48 transactions

•	2010 – 100% of 41 transactions

•	2011 – 97% of 61 transactions

United States Securities and Exchange Commission

February 15, 2012

VSOE of Fair Value for Training Services

The Company’s pricing for training services is based on the number of days required and whether the training is delivered at the customer’s location or at the Company. The Company has concluded that it has maintained VSOE of fair value for education services because all of its stand-alone sales of such services fall within a narrow range of discounting from the relevant list price. The percentage of stand-alone sales that fell within a narrow range of the median price is as follows:

•	2009 – 100% of 22 transactions

•	2010 – 100% of 47 transactions

•	2011 – 100% of 38 transactions

The amount of product revenue that was recognized as software revenue in accordance with ASC 985-605 for fiscal years 2010 and 2011 is $6.7 million and $4.6 million, respectively. For fiscal years 2010 and 2011, the percentage of revenue under ASC 985-605 considered to be lacking VSOE was less than 1%.

32.	We note that your perpetual licenses are installed on either physical or virtual appliances. Please clarify for us how you account for sales of licenses on virtual appliances. In this regard, tell us whether the virtual appliance arrangements are considered non-software products or whether such arrangements are accounted for pursuant to the software revenue recognition guidance.

Response

The Company accounts for stand-alone sales of software licenses, including software for deployment as virtual appliances or on other vendors’ hardware, in accordance with software revenue recognition guidance as set forth in ASC 985-605. As noted above, total product revenue, including virtual appliances, accounted for under software revenue recognition guidance for fiscal years 2010 and 2011 amounted to $6.7 million and $4.6 million, respectively. The Company has expanded its revenue recognition policy disclosure on page F-11 to clarify this distinction between non-software and software products.

33.	Revise to disclose under what circumstances distributor revenue is recognized on a sell- through basis. In this regard, based on your disclosures on page 65, it appears that the distributor sales outside of North America are on a sell-through basis but it is unclear when revenue is recognized for the North American sales. Please clarify. For those sales that are recognized on a sell-through basis, please explain further why revenue is recognized on a sell-through versus sell-in basis. Additionally, please tell us if the title of inventory passes to the distributors upon sell-in.

Response

The Company has revised its revenue recognition policy disclosure on page F-12 to clarify that all sales (i) made through distributors under agreements allowing for pricing credits and rights of return or (ii) involving international jurisdictions where the risk of returns or credits

United States Securities and Exchange Commission

February 15, 2012

are considered to be high, even though the distributors in such jurisdictions do not have those contractual rights, are recognized on a sell-through basis.

The Company believes that the disclosure on page 65 is appropriate because substantially all of the Company’s international sales are through distributors whereas, in the U.S., the Company has only a single distributor that accounts for less than 6% of total revenue for all periods presented.

The Company supplementally provides the Staff with the following further explanation of its rationale for recognizing revenue on a sell-through basis. The Company is dependent on its distribution channels to reach its end customers and VARs and a very competitive technology environment has required it to allow [A1]. The Company defers revenue on sales through distributors for both its single U.S. distributor and its network of approximately 60 international distributors until it has received their report of sell-through to an end customer or VAR because it does not believe the sales price is fixed or determinable under ASC 605-15-25-1 at the time of shipment to the distributor. In the case of the Company’s U.S. distributor and one of its largest international distributors, the Company has contractual terms allowing [A2]. In addition, a significant portion of the Company’s international distributors have [A3]. By way of illustration, for fiscal 2011, a majority of the Company’s sales to distributors were to distributors with [A4]. In addition, notwithstanding the Company’s contract terms, distributors may view their obligations to vendors to be contingent on sell-through to an end customer or VAR. As a consequence, the Company has determined that the final sales price is not fixed or determinable at the time of shipment to the distributors and thus these shipments do not meet the requirements of ASC 605-15-25-1 for revenue recognition until the final sales price is known, which is only reliably determinable at the time of sell-through to an end customer or VAR.

Lastly, the Company respectfully advises the Staff that legal title for sales to its distributors passes upon FOB Origin terms.

The information identified as [A1], [A2], [A3] and [A4] in the Company’s response to the Staff’s comment is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

34.	You disclose that revenue for product sales through distributors without reliable sell- through reporting is deferred until maintenance is purchased for the related party. Please tell us why you believe this date is the appropriate date to commence revenue recognition.

Response

Revenue for all sales of the Company’s products through distributors is deferred until the distributors report that the Company’s products have been sold through to an end customer or VAR, except for transactions with distributors in [B1], which are deferred until maintenance is purchased for the related product. The Company’s past experience has been that reports of product sales by its distributors in [B1] were not always accurate. In some cases, distributors appear to have reported sell-through on a delayed basis using instead the timing of actual

United States Securities and Exchange Commission

February 15, 2012

deployment by their end user. In others, it appears they were intending to delay commencement of the Company’s level 3 support until they could commence billing their end customers for level 1 and 2 support services. Therefore, the Company’s policy for determining sell-through and recognizing revenue for its [B1] distributors is based on when it receives the support order. Sales through distributors in [B1] represent less than 8% of total net revenue for all periods presented.

The information identified as [B1] in the Company’s response to the Staff’s comment is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

35.	We note from your disclosures on page 25 that a significant portion of your sales are made to certain departments of the U.S. government. Please tell us how you considered the guidance of ASC 985-605-25-38 through 25-40 and/or SAB Topic 13.A.4, as applicable, in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Response

As mentioned in the Company’s disclosure on page 25, nearly all of its U.S. government sales are made through resellers. None of the Company’s agreements with these resellers is subject to any fiscal funding clauses of the government end customers. The Company’s resellers have a legal obligation to make payment when due regardless of any fiscal funding clause terms they may be subject to in their arrangements with their government end customers. Direct transactions with U.S. government entities represented less than 0.3% of total invoiced amounts for all periods presented. The vast majority of the Company’s limited direct sales are maintenance contract renewals, which are funded in advance and recognized ratably.

The Company has considered the guidance provided by ASC 985-605-25-38 through 25-40 and SAB Topic 13.A.4 and concluded that any likelihood of a license arrangement cancellation due to “fiscal funding clauses” is a remote contingency for the Company’s direct business as these are typically support contract renewals, the Company’s payment terms are relatively short term (net 30), and the Company’s payment history on these transactions has been very good with payment consistently received in less than 60 days.

Note 5. Acquisitions, page F-23

36.	Revise to disclose the valuation methodology management used to determine the fair value of the common stock and preferred stock issued in connection with the Netcordia acquisition pursuant to ASC 805-30-50-1-b-4.

Response

The Company has revised its discussion on page F-23 to disclose the valuation methodology used to determine the fair value of the common stock and preferred stock issued in

United States Securities and Exchange Commission

February 15, 2012

connection with the Netcordia acquisition.

37.	Please explain in your response the nature and amount of pro forma adjustments due to “synergies that were derived from the elimination of duplicative costs.”

Response

The Company respectfully advises the Staff that the disclosure in the first paragraph of note 5 on page F-23 is directed at synergies between technologies and market space whereas no cost synergies were assumed and, in fact, were specifically excluded from pro forma adjustments as stated on page F-25.

Note 7. Commitments and Contingencies, page F-29

38.	We note from your disclosure that you cannot predict the outcome of the BlueCat dispute nor determine the amount or a reasonable range of potential loss, if any. As ASC 450 does not use the term “potential loss,” please revise your disclosure to refer to the terms “probable” and/or “reasonably possible loss” and ensure your disclosure is compliant with the requirements of ASC 450-20-50.

Response

The Company has revised the disclosure on page F-31 as requested. Please note that, as disclosed in note 17, the BlueCat dispute was settled on December 15, 2011 without the payment of any monetary amounts by the Company.

39.	We note that in addition to the BlueCat matter, from time to time you are involved in disputes, litigations and other legal actions, the outcome of which you indicate is currently not determinable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not yet recognized) may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

United States Securities and Exchange Commission

February 15, 2012

Response

The Company has revised the disclosure on page F-30 to clarify that legal matters, except for BlueCat, are not considered material. These other matters were limited to minor employee-related issues, which were not material individually or in the aggregate. Each period, the Company reviews all known asserted and unasserted claims with the Company’s legal advisors and assesses them for any accounting or disclosure requirements.

Note 9. Convertible Preferred Stock, page F-31

40.	Please provide us with the fair value of the underlying common stock on the issuance dates for each series of your convertible preferred stock and provide us with your consideration of recording a beneficial conversion feature, if applicable.

Response

The Company directs the Staff to Exhibit D of the Supplemental Materials, where the Company has listed the purchase price (fair value) of each series of preferred stock and the then-current fair value of common stock as determined by the Company’s board of directors for purposes of measuring stock compensation expense in accordance with ASC 718 and IRC 409A. As can be seen in Exhibit D of the Supplemental Materials, the fair value of each preferred stock issuance was equal to or greater than the then fair value of common stock. Accordingly, the Company does not believe there is evidence to suggest that any of its preferred stock issuances have included a beneficial conversion feature.

Note 13. Net Income (Loss) per Share of Common Stock, page F-43

41.	We note that you have convertible preferred stock. Tell us how you considered ASC 260-10-45-68 in determining whether your preferred stock is participating and should be included in the computation of basic earnings per share regardless of the fact that the company had a net loss from operations in all periods presented. In this regard, tell us and disclose whether your preferred shareholders have contractual obligations to share in the losses of the company.

Response

The Company advises the Staff that it has reviewed all preferred stock agreements and its preferred stockholders do not have implicit or explicit contractual obligations to share in losses of the Company. Further, the Company has revised its Net Income (Loss) per Share of Common Stock policy note beginning on page F-17 to provide this disclosure.

Item 17. Undertakings, page II-4

42.	In addition, given that this registration statement relates to the initial distribution of securities by your company, please provide your analysis as to why you have not included the undertaking set forth in Item 512(a)(6) of Regulation S-K.

United States Securities and Exchange Commission

February 15, 2012

Response

As the securities to be sold in the offering will be underwritten on a firm commitment basis, the Company respectfully advises the Staff that it did not include the undertaking set forth in Item 512(a)(6) of Regulation S-K due to the fact that the Company will not be relying on Rule 430C under Securities Act and the securities being registered under the Registration Statement are not being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

* * * * * * *

United States Securities and Exchange Commission

February 15, 2012

Please direct your questions or comments regarding this letter or the Amendment to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233. Thank you for your assistance.

Sincerely,

/s/ William L. Hughes

William L. Hughes

WLH:hg

Attachment A: Attachment A (provided under separate cover)

cc:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Robert D. Thomas
Remo E. Canessa
Infoblox Inc.

Laird H. Simons
Larissa N. Schwartz
Fenwick & West LLP

Jeffrey D. Saper
Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati, P.C.